

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05076130



December 22, 2005

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/22/2005

Re: Hewlett-Packard Company
Incoming letter dated November 4, 2005

Dear Ms. Goodman:

This is in response to your letters dated November 4, 2005 and December 1, 2005 concerning the shareholder proposal submitted to Hewlett-Packard by Nick Rossi as custodian for Katrina Wubbolding. We also have received letters from the proponent dated November 7, 2005 and December 5, 2005. Our response is attached to the enclosed photocopies of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

November 4, 2005

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of Nick Rossi, Custodian for Katrina Wubbolding*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from Nick Rossi, custodian for Katrina Wubbolding (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of HP's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP files its definitive 2006 Proxy Materials with the Commission.

We believe that the Proposal may properly be excluded from the 2006 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because the Proposal, if implemented, would cause HP to violate state law;

- Rule 14a-8(i)(6) because HP lacks the power or authority to implement the Proposal; and

- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and contains false and misleading statements in violation of the proxy rules.

Alternatively, HP requests that the Staff concur that certain portions of the Proposal's supporting statement may be excluded because they are false and misleading in contravention of Rule 14a-8(i)(3). HP's Board of Directors and its HR and Compensation Committee will review the Proposal at its November 17-18, 2005, meetings, and we will supplement this no-action request if appropriate. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

THE PROPOSAL

The Proposal requests that HP's Board of Directors adopt a policy "whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved and focus on those employees most responsible. This would include that all applicable employment agreements adopt enabling text in an expedited manner as soon as feasibly possible and/or retroactively." A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Attachment A. On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials on the bases set forth below.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because the Proposal, If Implemented, Would Cause HP to Violate State Law.

A proposal may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(2) if implementation of the proposal would cause the company to violate any state law. The Proposal states that the requested policy should be memorialized in "all applicable employment agreements" by "adopt[ing] enabling text in an expedited manner as soon as feasibly possible and/or retroactively." It does not recognize that such amendments may not be legally permitted; in fact, the flexibility conveyed in the phrase "feasibly" relates solely to the timing of accomplishing, and not to the ability to accomplish, such amendments. Thus, the Proposal violates Rule 14a-8(i)(2) because HP cannot implement it by unilaterally amending the employment agreements it has with certain senior executive officers.

For example, HP has entered into employment agreements with Mark Hurd, HP's Chief Executive Officer and President, Todd Bradley, Executive Vice President, Personal Systems Group, and Randy Mott, Executive Vice President, Chief Information Officer (the "Employment Agreements").[1] Under Delaware law, which governs the Employment Agreements, if a party fails to perform its material obligations under a contract, the party has breached the contract and the non-breaching party may either rescind the contract or sue for damages. A breach of a contract is "a failure, without legal excuse, to perform any promise that forms whole or part of a contract." *Williston on Contracts* § 63.1 (4th ed. 1999). Delaware law further provides that, in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure to do so, he is liable to the [other party] for the damages resulting therefrom." *Wills v. Shockley*, 157 A.2d 252, 253 (Del.Super.Ct. 1960).

In previous no-action letters, the Staff has consistently taken the position that shareholder proposals may be excluded from a company's proxy materials under Rule 14a-8(i)(2) if the proposal would cause the company to breach its existing employment agreements or other contractual obligations. *See, e.g., Selective Insurance Group, Inc.* (avail Mar. 24, 2003) (concurring that a proposal that would cause the company to violate employment agreements and unilaterally impose a new condition on the exercise of outstanding stock options was excludable unless revised); *The Gillette Company* (avail. Mar. 10, 2003) (allowing the exclusion of a proposal that would cause the company to unilaterally change the terms of an employment agreement to reduce or revoke the benefits granted thereunder); *International Business Machines* (avail. Feb. 27, 2000) (concurring that a proposal requesting the termination and renegotiation of an executive officer's retirement package was excludable); *Equimark Corporation* (avail. Feb. 13, 1992) (allowing the exclusion, absent revision, under the predecessor to Rule 14a-8(i)(2) of a proposal that would cause the company to breach some existing employment agreements). Implementation of the Proposal, would cause HP to violate its obligations under the Employment Agreements, which do not give HP the power unilaterally to change their terms to reduce or revoke the benefits granted thereunder. Accordingly, any such unilateral action by HP would constitute a breach of the Employment Agreements. Because implementation of the Proposal would cause HP to breach the terms of the Employment Agreements, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

---

[1] Mr. Hurd's employment agreement is available as an exhibit to the Form 8-K that HP filed on March 30, 2005. Employment agreements between HP and Messrs. Bradley and Mott, respectively, were described in Form 8-Ks that HP filed on June 15, 2005, and July 15, 2005, respectively, and are available in their entirety as exhibits to the Form 10-Q that HP filed on September 8, 2005.

II. HP Lacks the Power or Authority to Implement the Proposal under Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." HP lacks the power and authority to implement the Proposal because (A) implementation would cause HP to breach the Employment Agreements, (B) HP cannot unilaterally apply the Proposal retrospectively, and (C) HP cannot implement the Proposal with respect to the "restatement period" in the event of a "significant extraordinary write-off."

The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(6). *See e.g., Startech Environmental Corporation* (avail. Dec. 26, 2002) (concurring that a proposal requesting limitations on compensation pending three consecutive profitable quarters was excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) unless revised). As noted above, if implemented, the Proposal would result in a breach by HP of its obligations under the Employment Agreements, in violation of state law. An employer is contractually bound to adhere to the terms of the employment contract. It is well established that "the compensation of an employee is ordinarily one of the terms of the employment contract" and employment "under an express contract stipulating the payment of a stated compensation" means that the employer "has no power arbitrarily to reduce that compensation during the term of the employment." *Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee*, 69 A.L.R. 4 1145, 1147 (1989). Thus, because HP does not have the power or authority to unilaterally amend the Employment Agreements without breaching them, it lacks the power or authority to implement the Proposal lawfully. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

HP also lacks the power to implement the Proposal because the Proposal indicates that it is to be applied "retroactively." Specifically, HP lacks the power and authority to recoup previously paid bonuses and performance-based awards to senior executive officers. In this regard, HP senior executive officers participate in the Executive Pay-for-Results Plan, which was approved by HP stockholders in 2000 and under which awards are based on HP achieving certain revenue, net profit and customer satisfaction benchmarks. HP can amend the Executive Pay-for-Results Plan award documents to include the policy requested by the Proposal with respect to future awards, but it lacks the power to require senior executives to return awards under the Executive Pay-for-Results Plan that were earned and paid in previous periods.

Similarly, HP's Long-Term Performance Cash Program (the "LTPC Program") was established in 2003 and awards thereunder have been earned by certain senior managers, including HP's senior executive officers. The LTPC Program includes a targeted long-term performance cash award amount for each participant that is credited over three years based on periodic performance milestones (cash flow based on a percentage of total revenue). At the end of each period (*i.e.*, six months or one year), if HP achieves a threshold level of performance, a percentage is applied to each participant's targeted cash amount and credited on the participant's behalf. At the end of the three-year performance period, the total credited amounts, if any, will be adjusted by applying a modifier based on HP's total shareholder return (TSR) relative to the TSR for the S&P 500 for the three-year performance period. The modifier to be applied to each participant's total credited amount ranges from 0% to 200%. With respect to grants in 2003 under the LTPC Program, two years of the three-year performance period have passed. As a result, HP has credited amounts for HP's senior executive officers based on performance during those two years. HP does not have the authority to cancel these credited amounts as contemplated by the Proposal. Indeed, the LTPC Program provides that such amounts will be forfeited only in specified, limited circumstances, including if HP does not achieve a certain threshold TSR relative to the TSR for the S&P 500.

In this regard, the Proposal is similar to that considered by the Staff in *BankAmerica Corporation* (avail. Feb. 24, 1999) requesting that the company rescind stock awards and reduce the pension of certain executive officers. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the officers' employment agreements and award agreements did not allow the company to unilaterally reduce or revoke benefits granted thereunder. Similarly, the Employment Agreements and awards made under the Executive Pay-for-Results Plan and the LTPC Program do not allow HP to unilaterally reduce or revoke benefits granted thereunder. Thus, we believe that the Proposal is excludable pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

HP also lacks the power to implement the Proposal because the Proposal is unworkable in the event of a "significant extraordinary write-off." Specifically, the Proposal asks that, in the event of a significant extraordinary write-off, HP's board review bonuses and other performance-based awards based on achieving performance targets during the "restatement period." There is no correlation between a "significant extraordinary write-off" and a restatement. HP will be unable to determine how long preceding a "significant extraordinary write-off" the Proposal expects HP to recoup certain performance-based compensation. Thus, the Proposal is excludable under Rule 14a-8(i)(6), because HP lacks the power to implement the Proposal.

III. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Vague and Indefinite and It Contains False and Misleading Statements in Violation of the Proxy Rules.

A. The Proposal is Vague and Indefinite in Violation of the Proxy Rules.

A stockholder proposal that is overly vague may be omitted from a company's proxy materials under Rule 14a-8(i)(3) as materially false and misleading. In Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), the Staff explained that exclusion or modification of a proposal under Rule 14a-8(i)(3) may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). We believe that the Proposal is impermissibly vague and indefinite, therefore, excludable under Rule 14a-8(i)(3) as a result of the Proposal's references to HP recouping compensation paid during a "restatement period" in the event of a "significant extraordinary write-off."

The Proposal states that HP should adopt a policy so that, in the event of a "significant extraordinary write-off," HP will "recoup" certain performance-based compensation paid during the "restatement period." There is no correlation between a "significant extraordinary write-off" and a restatement. Thus, HP and HP's stockholders cannot determine the period of time for which HP is supposed to "recoup" compensation in the event of a "significant extraordinary write-off." There exists a long line of precedent where the Staff concurred that stockholder proposals concerning executive compensation could be excluded under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permits two methods of expensing stock-based compensation. In *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth, because the proposal did not clearly explain how the executives would be compensated "based on stock growth." The Proposal's reference to a "restatement period" (as it relates to "significant extraordinary "write-offs") is similarly vague and, and indefinite therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

B. The Proposal Must be Revised Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff determine that the Proposal is not excludable under Rules 14a-8(i)(2), 14a-8(i)(6) or 14a-8(i)(3), we respectfully request that the Staff require the Proponent to revise the Proposal pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows the exclusion or revision of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9). We believe that the Proponent must delete the first section of the supporting statement in the Proposal pursuant to Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

The first section in the supporting statement in the Proposal states:

> **Important Because Our Board Has A Record of Overcompensation.**
>
> On February 8, 2005 our Board ousted our Chairperson Carleton Fiorina. Our board shoulders much of the blame for both Ms. Fiorina's pay and her failure. Our board delivered excess pay to Ms. Fiorina in the beginning, front-loaded, with a massive value not related to performance.
>
> Ms. Fiorina received almost $180 million in pay during her tenure, including a $21 million severance.
>
> Our Board approved the pay in question, including the "golden hello," the excess base salary, the substantial stock option awards and the excessive severance package. None of these were properly tied to performance, indeed most were completely independent of it. Consequently our board should not be surprised that since October 1998, Hewlett Packard lost $41 in share price. If pay is delivered regardless of performance, there is no incentive to deliver performance. If our board had made all but the basic fixed elements of Ms. Fiorina's pay dependent on both turning HP around and realizing the so-called promise of the Compaq merger, then HP stockholders would be richer.
>
> Text of the above three paragraphs based on a 2005 report from The Corporate Library (TCL), an independent investment research firm in Portland, Maine.

This portion of the supporting statement is wholly unrelated to the Proposal other than the fact that both relate to the broad topic of executive compensation. It expresses the Proponent's views on compensation paid to HP's former Chief Executive Officer, Carleton Fiorina. In contrast, the Proposal requests that HP adopt a policy to recoup certain compensation in the event of a "significant restatement" or a "significant extraordinary write-off." HP's payments to Ms. Fiorina during her tenure as HP's Chief Executive Officer are irrelevant to whether HP should adopt a policy to recoup certain compensation in the event of certain restatements or write-offs. In SLB 14B, the Staff stated that a company may exclude or modify a shareholder proposal where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Moreover, the Staff has concurred on numerous occasions that where some or all of the supporting statement is unrelated to the stockholder proposal, those portions or the entire supporting statement are excludable under Rule 14a-8(i)(3). For example, in *Exxon-Mobil* (avail. Mar. 27, 2002), the Staff addressed a supporting statement in a proposal that requested "that the Board

Compensation Committee . . . consider non-financial factors, including social and environmental concerns, in determining compensation for top executives.." In that context, the Staff concurred with the exclusion of portions of the supporting statement in which the proponents discussed their views on certain statements made by the company and its CEO regarding global warming. In arguing that exclusion of this language was appropriate under Rule 14a-8(i)(3), the company stated that the statements were not related to compensation disparities or to the consideration of social and environmental factors in the determination of executive compensation. The Staff concurred that the irrelevant statements in the supporting statement could be excluded under Rule 14a-8(i)(3) because they appeared to be false and misleading under Rule 14a-9. *See also Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999) (proposal excludable unless revised by the proponent to delete discussion of a *Wall Street Journal* article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter).

Thus, we request that the Staff concur that HP may omit the first section of the supporting statement pursuant to Rule 14a-8(i)(3). As in *Exxon-Mobil*, it is unclear how opinions on Ms. Fiorina's past compensation are related to recouping compensation in the event of significant restatements and write-offs. Rather, it seems clear that the Proponent is attempting to use the stockholder proposal process to voice his opinion on HP during Ms. Fiorina's tenure at HP when these opinions do not have any connection with or relevance to the Proposal. Accordingly, consistent with the guidance in SLB 14B, should the Staff not agree that the Proposal is excludable in its entirety, the first section of the supporting statement may be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of the Proposal.

Alternatively, if the Staff does not concur that the referenced portion of the supporting statement is excludable, we request that the Staff concur that several specific statements must be deleted from the supporting statement pursuant to Rule 14a-8(i)(3). SLB 14B states, in relevant part, "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate" where "the company demonstrates objectively that a factual statement is materially false or misleading." A review of HP's filings with the Commission reveals that the $180 million figure used by the Proponent in the supporting statement is incorrect. *See e.g.*, HP's Schedule 14A for the 2002 Annual Meeting of Stockholders (filed on April 4, 2002), 2003 Annual Meeting of Stockholders (filed on February 27, 2003), 2004 Annual Meeting of Stockholders (filed on January 23, 2004), and 2005 Annual Meeting of Stockholders (filed on February 11, 2005). *See also* HP's Form 8-K filed on February 22, 2005. Thus, this statement must be removed from the supporting statement because it is false and misleading. Moreover, as disclosed in past HP proxy statements, during her tenure Ms. Fiorina received compensation under the Executive Pay-for-Results Plan, which is a performance-based plan, and stock options, the value of which is also directly related to HP's performance. Thus, the Proponent's assertions in the last four sentences of the second paragraph in this section that none of Ms. Fiorina's compensation was performance-based are inaccurate, false and misleading.

The statements that "Important Because Our Board Has a Record of Overcompensation," "[o]ur board delivered excess pay to Ms. Fiorina in the beginning, front-loaded, with a massive value not related to performance," and "[o]ur board shoulders much of the blame for both Ms. Fiorina's pay and her failure" also may be excluded under Rule 14a-8(i)(3). Specifically, these statements violate the prohibition on "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." These inflammatory allegations intimate that the HP directors are not fulfilling their fiduciary duties to HP and its stockholders. The Staff has recognized that proposals creating the inference that directors are violating their fiduciary duties are properly excludable under Rule 14a-9. In *The Swiss Helvetia Fund, Inc.* (avail. Apr. 3, 2001), the Staff stated that the "proposal implies that the directors of the fund have violated, or may choose to violate, their fiduciary duty . . . , and in our view, [the proposal] may be excluded under Rule 14a-8(i)(3)."

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if HP excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lynda M. Ruiz, HP's Legal Counsel, at (650) 857-3760.

Sincerely,



Amy L. Goodman

ALG/eai
Enclosures

cc: Lynda M. Ruiz, Legal Counsel, Hewlett-Packard Company
John Chevedden

70332471_3 (5).DOC

ATTACHMENT A

Nick Rossi, Custodian Katrina Wubbolding
P.O. Box 249
Boonville, CA 95415

Ms. Patricia C. Dunn
Chair
Hewlett-Packard Company (HPQ)
3000 Hanover Street
Palo Alto, CA 94304
PH: 650-857-1501
FX: 650-857-5518

Dear Ms. Dunn,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi 10/5/05

cc: Ann Baskins
Corporate Secretary
FX: 650-236-1450

[October 12, 2005]

3 – Recoup Unearned Management Bonuses

RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved and focus on those employees most responsible. This would include that all applicable employment agreements adopt enabling text in an expedited manner as soon as feasibly possible and/or retroactively.

Important Because Our Board Has a Record of Overcompensation.

On February 8, 2005 our Board ousted our Chairperson Carleton Fiorina. Our board shoulders much of the blame for both Ms. Fiorina's pay and her failure. Our board delivered excess pay to Ms. Fiorina in the beginning, front-loaded, with a massive value not related to performance.

Ms. Fiorina received almost $180 million in pay during her tenure, including a $21 million severance.

Our Board approved the pay in question, including the "golden hello," the excess base salary, the substantial stock option awards and the excessive severance package. None of these were properly tied to performance, indeed most were completely independent of it. Consequently our board should not be surprised that since October 1998, Hewlett Packard lost $41 in share price. If pay is delivered regardless of performance, there is no incentive to deliver performance. If our board had made all but the basic fixed elements of Ms. Fiorina's pay dependent on both turning HP around and realizing the so-called promise of the Compaq merger, then HP stockholders would be richer.
Text of the above three paragraphs based on a 2005 report from The Corporate Library (TCL), an independent investment research firm in Portland, Maine.

Similar to Proposal Voted at Computer Associates

This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated revenues in the fiscal year ending March 31, 2000 by reporting revenue from contracts before they had been signed.

Bonuses for senior executives that year were based on income exceeding goals. Sanjay Kumar, then CEO, received a $3.2 million bonus and 80,000 shares based on Computer Associates' supposedly superior performance in 2000. Mr. Kumar did not offer to return his bonuses based on discredited earnings.

There is no excuse for over-compensation based on discredited earnings at any company. This proposal will give shareholders more options if we find ourselves in a situation with similarities to the Computer Associates scenario. If it appears that our Company reported erroneous results that must be restated downward, then our board should be enabled by adoption of this proposal to recoup money that was not earned or deserved.

Recoup Unearned Management Bonuses
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Sunday, November 13, 2005 3:36 PM
To: CFLETTERS
Cc: Amy Goodman
Subject: Hewlett-Packard Company (HPQ) == Shareholder Position on CompanyNo-Action Request

Hewlett-Packard Company (HPQ) == Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

November 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Hewlett-Packard Company (HPQ)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Recoup Unearned Management Bonuses
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the company no action request.

The minimum requirement of this proposal can be stated as:
RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved and focus on those employees most responsible. This would include that all applicable employment agreements adopt enabling text in an expedited manner as soon as feasibly possible.

Thus the company could start implementing this proposal almost immediately with affected new employees and then apply it to current employees as they receive new employment contracts. Eventually all employees will have employment contracts that begin after the potential adoption date of this proposal.

The company apparently claims for the benefit of its argument that it is incapable of making a routine business judgement on the period of time to which a "significant extraordinary write-off" applied to. The company cites no previous filing with the Securities and Exchange Commission where the company admitted it could not determine a time period to ascribe a specific write-off taken.

The company appears to be making a routine pre-SLB 14B objection in regard to rule 14a-8(i)(3).

It is respectfully requested that concurrence not be granted to the company.
It is respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Amy Goodman <agoodman@gibsondunn.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

agoodman@gibsondunn.com

RECEIVED
2005 DEC -5 AM 9:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 1, 2005

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Hewlett-Packard Company*
Supplemental Letter regarding
Stockholder Proposal of Nick Rossi, Custodian for Katrina Wubbolding
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of our client, Hewlett-Packard Company, a Delaware corporation ("HP"). On November 4, 2005, we informed you that HP intends to omit from its proxy statement and form proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials"), a stockholder proposal and statement in support thereof (the "Proposal") received from Nick Rossi, custodian for Katrina Wubbolding (the "Proponent"). That letter, a copy of which is attached hereto as Exhibit A, indicated our belief that the Proposal may be excluded pursuant to (i) Rule 14a-8(i)(2) because the Proposal, if implemented, would cause HP to violate state law; (ii) Rule 14a-8(i)(6) because HP lacks the power or authority to implement the Proposal; and (iii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite. Alternatively, that letter asked that the Staff concur that certain portions of the Proposal must be revised because they contain false and misleading statements in violation of the proxy rules. Additionally, that letter indicated that the HP Board and its HR and Compensation Committee would review the Proposal at its meetings on November 17-18, 2005, and would supplement the November 4, 2005 letter if appropriate.

We are writing supplementally to inform the Staff of our belief that, as a result of action taken by the HP Board at its meetings on November 17-18, 2005, the Proposal also is excludable under Rule 14a-8(i)(10) because it has been substantially implemented. Specifically, upon the recommendation of its HR and Compensation Committee, the HP Board voted to implement a recoupment policy, set forth in Section B below (the "HP Recoupment Policy"). For the reasons set forth below, we believe that the adoption of this policy substantially implements the Proposal. Therefore, we additionally request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(i)(10).

THE PROPOSAL

The Proposal requests that HP adopt a policy "whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved and focus on those employees most responsible. This would include that all applicable employment agreements adopt enabling text in an expedited manner as soon as feasibly possible and/or retroactively."

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because HP Has Substantially Implemented the Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983).

The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need be only "substantially implemented," not implemented exactly as proposed.

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the *essential objective* of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a stockholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *ConAgra Foods, Inc.* (avail. June 20, 2005); *The Talbots, Inc.* (avail. April 5, 2002); and *Erie Indemnity Company* (avail. March 15, 1999).

B. HP's Recoupment Policy

A stockholder proposal may be properly excluded pursuant to Rule 14a-8(i)(10) "[i]f the company has already substantially implemented the proposal." The HP Recoupment Policy, adopted by the HP Board at its meetings on November 17-18, 2005, accomplishes the objectives of the Proposal without violating HP's existing contractual commitments. In particular, the HP Recoupment Policy provides:

> In the event of a significant restatement of financial results, our Board will review all bonuses that were made to senior executives on the basis of having met or exceeded specific performance targets for performance periods beginning after December 31, 2005 which occur during the restatement period. If such bonuses would have been lower had they been calculated based on such restated results, the Board will, to the extent permitted by governing law, seek to recoup for the benefit of our company all such bonuses to senior executives whose fraud or misconduct resulted in such restatement, as determined by the Board. For purposes of this policy, the term "senior executives" means executive officers for purposes of the Securities Exchange Act of 1934, as amended, and the term "bonuses" means bonuses and awards under the Pay-for-Results Program and the Long-Term Performance Cash Program.

We believe that the HP Recoupment Policy adopted by the Board substantially implements the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials.

C. Analysis

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Intel Corp.* (avail. March 11, 2003) (concurring that a proposal requesting that Intel's board submit to a stockholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy); *Nordstrom Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to stockholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

As noted above, the Proposal requests that the HP Board adopt a policy whereby the Board will (1) in the event of a significant restatement of financial results or significant extraordinary write-off, (2) review all bonuses and any other performance-based compensation made to senior executives during the period of the restatement, (3) recoup, for the benefit of the Company, all such bonuses or awards to the extent that the performance targets were not achieved, and (4) focus on those employees most responsible. The HP Recoupment Policy substantially implements the Proposal because both the Proposal and the HP Recoupment Policy (1) apply in the event of a significant restatement of financial results, (2) trigger a review of performance-based bonuses awarded to senior executives at HP during the time period(s) restated, (3) provide that HP will pursue legal remedies to recover the performance-based compensation in question, and (4) focus on the senior executives whose fraud or misconduct resulted in such restatement.

The HP Recoupment Policy provides that HP's Board will determine those senior executives who were "most responsible" for the financial restatement by looking to those executives whose fraud or misconduct resulted in the restatement. HP's Board also will determine if the performance-based bonuses would have been lower had they been calculated based on the restated results. This is consistent with the Proposal, which provides that in reviewing bonuses in the event of a significant restatement, the HP Board will "recoup . . . bonuses or awards to the extent that the specified performance targets were not achieved" and "focus on those employees most responsible." The HP Recoupment Policy encompasses bonuses and awards under HP's Pay-for-Results Program and the Long-Term Performance Cash Program. These are the only performance-based programs that HP currently maintains.

The HP Recoupment Policy is triggered only in the event of a significant restatement of financial results, and does not apply to significant extraordinary write-offs. For the reasons stated in Section III.A of our November 4, 2005 letter to the Staff, the Proposal's references to significant extraordinary write-offs are unworkable and vague. Specifically, HP could not

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

November 4, 2005

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677


5:05
SEC MAIL PROCESSING
RECEIVED
NOV 04 2005
WASH, D.C. 183 SECTION

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of Nick Rossi, Custodian for Katrina Wubbolding Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from Nick Rossi, custodian for Katrina Wubbolding (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of HP's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP files its definitive 2006 Proxy Materials with the Commission.

We believe that the Proposal may properly be excluded from the 2006 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because the Proposal, if implemented, would cause HP to violate state law;

- Rule 14a-8(i)(6) because HP lacks the power or authority to implement the Proposal; and

- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and contains false and misleading statements in violation of the proxy rules.

Alternatively, HP requests that the Staff concur that certain portions of the Proposal's supporting statement may be excluded because they are false and misleading in contravention of Rule 14a-8(i)(3). HP's Board of Directors and its HR and Compensation Committee will review the Proposal at its November 17-18, 2005, meetings, and we will supplement this no-action request if appropriate. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

THE PROPOSAL

The Proposal requests that HP's Board of Directors adopt a policy "whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved and focus on those employees most responsible. This would include that all applicable employment agreements adopt enabling text in an expedited manner as soon as feasibly possible and/or retroactively." A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Attachment A. On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials on the bases set forth below.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because the Proposal, If Implemented, Would Cause HP to Violate State Law.

A proposal may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(2) if implementation of the proposal would cause the company to violate any state law. The Proposal states that the requested policy should be memorialized in "all applicable employment agreements" by "adopt[ing] enabling text in an expedited manner as soon as feasibly possible and/or retroactively." It does not recognize that such amendments may not be legally permitted; in fact, the flexibility conveyed in the phrase "feasibly" relates solely to the timing of accomplishing, and not to the ability to accomplish, such amendments. Thus, the Proposal violates Rule 14a-8(i)(2) because HP cannot implement it by unilaterally amending the employment agreements it has with certain senior executive officers.

determine the period of time for which the Proposal requests that HP recoup compensation in the event of a significant extraordinary write-off. In adopting the HP Recoupment Policy, HP's Board was unable to determine the Proposal's intent with respect to significant extraordinary write-offs. Accordingly, the HP Recoupment Policy applies only to significant restatements of financial results.

Moreover, the HP Recoupment Policy adopted by HP's Board does not apply retroactively, as stated in the Proposal, but rather to performance periods beginning after December 31, 2005. As noted in Section II of our November 4, 2005 letter to the Staff, HP lacks the power and authority to recoup previously paid bonuses and performance-based awards to senior executives. Specifically, implementation of that aspect of the Proposal would cause HP to breach existing contracts by unilaterally revoking or reducing benefits granted under both the Pay-for-Results Program and the Long-Term Performance Cash Program. The Staff has recognized in the past that a proposal is excludable under Rule 14a-8(i)(10) where a company substantially implements a stockholder proposal only to the extent permitted by law. For example, in *Allegheny Energy, Inc.* (avail. Feb. 14, 2005), the Staff concurred that the company had substantially implemented a stockholder proposal requesting that the board take each step necessary to eliminate supermajority voting requirements where the company amended its governing instruments to institute simple majority voting except with respect to the removal of less than the entire board, which was required under Maryland law. Similarly, HP has substantially implemented the Proposal by adopting the HP Recoupment Policy.

Accordingly, we believe that HP has substantially implemented the Proposal as a result of the HP Board adopting the HP Recoupment Policy because HP has favorably acted upon each element of the Proposal. Specifically, HP has adopted a policy whereby, in the event of a significant restatement of financial results, the HP Board will seek to recoup all performance-based compensation awarded to senior executives whose fraud or misconduct resulted in such restatement. The manner chosen by HP's Board to implement the Proposal addresses the overarching goals of the Proponent, without an inequitable recoupment of bonus awards that could result in a violation of HP's existing contractual commitments. Thus, the HP Recoupment Policy compares favorably to the Proposal and renders the Proposal moot. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if HP excludes the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in

For example, HP has entered into employment agreements with Mark Hurd, HP's Chief Executive Officer and President, Todd Bradley, Executive Vice President, Personal Systems Group, and Randy Mott, Executive Vice President, Chief Information Officer (the "Employment Agreements").[1] Under Delaware law, which governs the Employment Agreements, if a party fails to perform its material obligations under a contract, the party has breached the contract and the non-breaching party may either rescind the contract or sue for damages. A breach of a contract is "a failure, without legal excuse, to perform any promise that forms whole or part of a contract." *Williston on Contracts* § 63.1 (4th ed. 1999). Delaware law further provides that, in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure to do so, he is liable to the [other party] for the damages resulting therefrom." *Wills v. Shockley*, 157 A.2d 252, 253 (Del.Super.Ct. 1960).

In previous no-action letters, the Staff has consistently taken the position that shareholder proposals may be excluded from a company's proxy materials under Rule 14a-8(i)(2) if the proposal would cause the company to breach its existing employment agreements or other contractual obligations. *See, e.g., Selective Insurance Group, Inc.* (avail Mar. 24, 2003) (concurring that a proposal that would cause the company to violate employment agreements and unilaterally impose a new condition on the exercise of outstanding stock options was excludable unless revised); *The Gillette Company* (avail. Mar. 10, 2003) (allowing the exclusion of a proposal that would cause the company to unilaterally change the terms of an employment agreement to reduce or revoke the benefits granted thereunder); *International Business Machines* (avail. Feb. 27, 2000) (concurring that a proposal requesting the termination and renegotiation of an executive officer's retirement package was excludable); *Equimark Corporation* (avail. Feb. 13, 1992) (allowing the exclusion, absent revision, under the predecessor to Rule 14a-8(i)(2) of a proposal that would cause the company to breach some existing employment agreements). Implementation of the Proposal, would cause HP to violate its obligations under the Employment Agreements, which do not give HP the power unilaterally to change their terms to reduce or revoke the benefits granted thereunder. Accordingly, any such unilateral action by HP would constitute a breach of the Employment Agreements. Because implementation of the Proposal would cause HP to breach the terms of the Employment Agreements, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

---

[1] Mr. Hurd's employment agreement is available as an exhibit to the Form 8-K that HP filed on March 30, 2005. Employment agreements between HP and Messrs. Bradley and Mott, respectively, were described in Form 8-Ks that HP filed on June 15, 2005, and July 15, 2005, respectively, and are available in their entirety as exhibits to the Form 10-Q that HP filed on September 8, 2005.

II. HP Lacks the Power or Authority to Implement the Proposal under Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." HP lacks the power and authority to implement the Proposal because (A) implementation would cause HP to breach the Employment Agreements, (B) HP cannot unilaterally apply the Proposal retrospectively, and (C) HP cannot implement the Proposal with respect to the "restatement period" in the event of a "significant extraordinary write-off."

The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(6). *See e.g., Startech Environmental Corporation* (avail. Dec. 26, 2002) (concurring that a proposal requesting limitations on compensation pending three consecutive profitable quarters was excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) unless revised). As noted above, if implemented, the Proposal would result in a breach by HP of its obligations under the Employment Agreements, in violation of state law. An employer is contractually bound to adhere to the terms of the employment contract. It is well established that "the compensation of an employee is ordinarily one of the terms of the employment contract" and employment "under an express contract stipulating the payment of a stated compensation" means that the employer "has no power arbitrarily to reduce that compensation during the term of the employment." *Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee*, 69 A.L.R. 4 1145, 1147 (1989). Thus, because HP does not have the power or authority to unilaterally amend the Employment Agreements without breaching them, it lacks the power or authority to implement the Proposal lawfully. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

HP also lacks the power to implement the Proposal because the Proposal indicates that it is to be applied "retroactively." Specifically, HP lacks the power and authority to recoup previously paid bonuses and performance-based awards to senior executive officers. In this regard, HP senior executive officers participate in the Executive Pay-for-Results Plan, which was approved by HP stockholders in 2000 and under which awards are based on HP achieving certain revenue, net profit and customer satisfaction benchmarks. HP can amend the Executive Pay-for-Results Plan award documents to include the policy requested by the Proposal with respect to future awards, but it lacks the power to require senior executives to return awards under the Executive Pay-for-Results Plan that were earned and paid in previous periods.

Similarly, HP's Long-Term Performance Cash Program (the "LTPC Program") was established in 2003 and awards thereunder have been earned by certain senior managers, including HP's senior executive officers. The LTPC Program includes a targeted long-term performance cash award amount for each participant that is credited over three years based on periodic performance milestones (cash flow based on a percentage of total revenue). At the end of each period (*i.e.*, six months or one year), if HP achieves a threshold level of performance, a percentage is applied to each participant's targeted cash amount and credited on the participant's behalf. At the end of the three-year performance period, the total credited amounts, if any, will be adjusted by applying a modifier based on HP's total shareholder return (TSR) relative to the TSR for the S&P 500 for the three-year performance period. The modifier to be applied to each participant's total credited amount ranges from 0% to 200%. With respect to grants in 2003 under the LTPC Program, two years of the three-year performance period have passed. As a result, HP has credited amounts for HP's senior executive officers based on performance during those two years. HP does not have the authority to cancel these credited amounts as contemplated by the Proposal. Indeed, the LTPC Program provides that such amounts will be forfeited only in specified, limited circumstances, including if HP does not achieve a certain threshold TSR relative to the TSR for the S&P 500.

In this regard, the Proposal is similar to that considered by the Staff in *BankAmerica Corporation* (avail. Feb. 24, 1999) requesting that the company rescind stock awards and reduce the pension of certain executive officers. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the officers' employment agreements and award agreements did not allow the company to unilaterally reduce or revoke benefits granted thereunder. Similarly, the Employment Agreements and awards made under the Executive Pay-for-Results Plan and the LTPC Program do not allow HP to unilaterally reduce or revoke benefits granted thereunder. Thus, we believe that the Proposal is excludable pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

HP also lacks the power to implement the Proposal because the Proposal is unworkable in the event of a "significant extraordinary write-off." Specifically, the Proposal asks that, in the event of a significant extraordinary write-off, HP's board review bonuses and other performance-based awards based on achieving performance targets during the "restatement period." There is no correlation between a "significant extraordinary write-off" and a restatement. HP will be unable to determine how long preceding a "significant extraordinary write-off" the Proposal expects HP to recoup certain performance-based compensation. Thus, the Proposal is excludable under Rule 14a-8(i)(6), because HP lacks the power to implement the Proposal.

III. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Vague and Indefinite and It Contains False and Misleading Statements in Violation of the Proxy Rules.

A. The Proposal is Vague and Indefinite in Violation of the Proxy Rules.

A stockholder proposal that is overly vague may be omitted from a company's proxy materials under Rule 14a-8(i)(3) as materially false and misleading. In Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), the Staff explained that exclusion or modification of a proposal under Rule 14a-8(i)(3) may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). We believe that the Proposal is impermissibly vague and indefinite, therefore, excludable under Rule 14a-8(i)(3) as a result of the Proposal's references to HP recouping compensation paid during a "restatement period" in the event of a "significant extraordinary write-off."

The Proposal states that HP should adopt a policy so that, in the event of a "significant extraordinary write-off," HP will "recoup" certain performance-based compensation paid during the "restatement period." There is no correlation between a "significant extraordinary write-off" and a restatement. Thus, HP and HP's stockholders cannot determine the period of time for which HP is supposed to "recoup" compensation in the event of a "significant extraordinary write-off." There exists a long line of precedent where the Staff concurred that stockholder proposals concerning executive compensation could be excluded under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permits two methods of expensing stock-based compensation. In *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth, because the proposal did not clearly explain how the executives would be compensated "based on stock growth." The Proposal's reference to a "restatement period" (as it relates to "significant extraordinary "write-offs") is similarly vague and, and indefinite therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

B. The Proposal Must be Revised Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff determine that the Proposal is not excludable under Rules 14a-8(i)(2), 14a-8(i)(6) or 14a-8(i)(3), we respectfully request that the Staff require the Proponent to revise the Proposal pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows the exclusion or revision of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9). We believe that the Proponent must delete the first section of the supporting statement in the Proposal pursuant to Rule 14a-8(i)(3) because it is materially false or misleading in violation of Rule 14a-9.

The first section in the supporting statement in the Proposal states:

Important Because Our Board Has A Record of Overcompensation.

On February 8, 2005 our Board ousted our Chairperson Carleton Fiorina. Our board shoulders much of the blame for both Ms. Fiorina's pay and her failure. Our board delivered excess pay to Ms. Fiorina in the beginning, front-loaded, with a massive value not related to performance.

Ms. Fiorina received almost $180 million in pay during her tenure, including a $21 million severance.

Our Board approved the pay in question, including the "golden hello," the excess base salary, the substantial stock option awards and the excessive severance package. None of these were properly tied to performance, indeed most were completely independent of it. Consequently our board should not be surprised that since October 1998, Hewlett Packard lost $41 in share price. If pay is delivered regardless of performance, there is no incentive to deliver performance. If our board had made all but the basic fixed elements of Ms. Fiorina's pay dependent on both turning HP around and realizing the so-called promise of the Compaq merger, then HP stockholders would be richer.

Text of the above three paragraphs based on a 2005 report from The Corporate Library (TCL), an independent investment research firm in Portland, Maine.

This portion of the supporting statement is wholly unrelated to the Proposal other than the fact that both relate to the broad topic of executive compensation. It expresses the Proponent's views on compensation paid to HP's former Chief Executive Officer, Carleton Fiorina. In contrast, the Proposal requests that HP adopt a policy to recoup certain compensation in the event of a "significant restatement" or a "significant extraordinary write-off." HP's payments to Ms. Fiorina during her tenure as HP's Chief Executive Officer are irrelevant to whether HP should adopt a policy to recoup certain compensation in the event of certain restatements or write-offs. In SLB 14B, the Staff stated that a company may exclude or modify a shareholder proposal where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Moreover, the Staff has concurred on numerous occasions that where some or all of the supporting statement is unrelated to the stockholder proposal, those portions or the entire supporting statement are excludable under Rule 14a-8(i)(3). For example, in *Exxon-Mobil* (avail. Mar. 27, 2002), the Staff addressed a supporting statement in a proposal that requested "that the Board

Compensation Committee . . . consider non-financial factors, including social and environmental concerns, in determining compensation for top executives.." In that context, the Staff concurred with the exclusion of portions of the supporting statement in which the proponents discussed their views on certain statements made by the company and its CEO regarding global warming. In arguing that exclusion of this language was appropriate under Rule 14a-8(i)(3), the company stated that the statements were not related to compensation disparities or to the consideration of social and environmental factors in the determination of executive compensation. The Staff concurred that the irrelevant statements in the supporting statement could be excluded under Rule 14a-8(i)(3) because they appeared to be false and misleading under Rule 14a-9. *See also Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999) (proposal excludable unless revised by the proponent to delete discussion of a *Wall Street Journal* article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter).

Thus, we request that the Staff concur that HP may omit the first section of the supporting statement pursuant to Rule 14a-8(i)(3). As in *Exxon-Mobil*, it is unclear how opinions on Ms. Fiorina's past compensation are related to recouping compensation in the event of significant restatements and write-offs. Rather, it seems clear that the Proponent is attempting to use the stockholder proposal process to voice his opinion on HP during Ms. Fiorina's tenure at HP when these opinions do not have any connection with or relevance to the Proposal. Accordingly, consistent with the guidance in SLB 14B, should the Staff not agree that the Proposal is excludable in its entirety, the first section of the supporting statement may be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of the Proposal.

Alternatively, if the Staff does not concur that the referenced portion of the supporting statement is excludable, we request that the Staff concur that several specific statements must be deleted from the supporting statement pursuant to Rule 14a-8(i)(3). SLB 14B states, in relevant part, "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate" where "the company demonstrates objectively that a factual statement is materially false or misleading." A review of HP's filings with the Commission reveals that the $180 million figure used by the Proponent in the supporting statement is incorrect. *See e.g.*, HP's Schedule 14A for the 2002 Annual Meeting of Stockholders (filed on April 4, 2002), 2003 Annual Meeting of Stockholders (filed on February 27, 2003), 2004 Annual Meeting of Stockholders (filed on January 23, 2004), and 2005 Annual Meeting of Stockholders (filed on February 11, 2005). *See also* HP's Form 8-K filed on February 22, 2005. Thus, this statement must be removed from the supporting statement because it is false and misleading. Moreover, as disclosed in past HP proxy statements, during her tenure Ms. Fiorina received compensation under the Executive Pay-for-Results Plan, which is a performance-based plan, and stock options, the value of which is also directly related to HP's performance. Thus, the Proponent's assertions in the last four sentences of the second paragraph in this section that none of Ms. Fiorina's compensation was performance-based are inaccurate, false and misleading.

EXHIBIT A

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Tuesday, December 06, 2005 1:31 AM
To:	CFLETTERS
Cc:	Amy Goodman
Subject:	Re Hewlett-Packard Company (HPQ) No-Action Request, RecoupUnearned Management Bonuses

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278 310-371-7872

December 5, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Hewlett-Packard Company (HPQ)
No. 2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Recoup Unearned Management Bonuses
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is to address the new company claim of substantially implemented by action of its board in November 2005. It would seem that a claim now of substantially implemented would undercut the company's previous claims of violating state law and the company's purported lack of power. Furthermore the company still holds on to its claims of violating state law and the company's purported lack of power.

The "Resolved" text of the proposal states:
"RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all

bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved and focus on those employees most responsible. This would include that all applicable employment agreements adopt enabling text in an expedited manner as soon as feasibly possible and/or retroactively."

Responding to this rule 14a-8 proposal text the company has now adopted "The HP Recoupment Policy" which states:
"In the event of a significant restatement of financial results, our Board will review all bonuses that were made to senior executive on the basis of having met or exceeded specific performance targets for performance periods beginning after December 31, 2005 which occur during the statement period.
If such bonuses would have been lower had they been calculated based on such restated results, the Board will, to the extent permitted by governing law, seek to recoup for the benefit of our company all such bonuses to senior executives whose fraud or misconduct resulted in such restatement, as determined by the Board. For purposes of this policy, the term "senior executive" means executive officers for purposes of the Securities Exchange Act of 1934, as amended, and the term "bonuses" means bonuses and awards under the Pay-for-Results Program and the Long-Term Performance Cash Program."

However this policy may be somewhat or more than somewhat contradictory, moot and bad policy for a number of reasons. For instance although all bonuses will be reviewed, claw-back will only apply to two-types of bonuses.

Also the rule 14a-8 proposal does not have the narrow definition of "executive officers for purposes of the Securities Exchange Act of 1934."
Since HP introduces specific bonuses in its policy with "bonuses and awards under the Pay-for-Results Program and the Long-Term Performance Cash Program" it would seem that at least each executives entitled to pay under these bonuses should be included under the HP policy.

Also this narrow definition of "executive officers" when added to the "as determined by the Board" clause and there is the potential that fraud could be blamed on a lower-level executive who would be exempt from any recoupment. Thus the more senior executives, who might share some blame, could still keep their bonuses.

Also the company is silent on whether executive contracts permit clawbacks. Again the "The HP Recoupment Policy" could be contradictory because of obstructing executive contract lauguage which could make The Policy moot. Executive contract language could drastically narrow the "extent permitted by governing law" to which The Policy would apply to.

Also The Policy is poor public policy because it would only apply to "senior executives whose fraud or misconduct resulted in such restatement." Thus executives, who would know of ongoing fraud, would be encouraged to keep silent because as long as they do not actively participate in the fraud they could receive an unearned bonus based on a colleague's fraud. Also executives could be subtly encouraged to be careless because carelessness would not result in recoupment.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Amy Goodman <agoodman@gibsondunn.com>

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 06, 2005 1:31 AM
To: CFLETTERS
Cc: Amy Goodman
Subject: Re Hewlett-Packard Company (HPQ) No-Action Request, RecoupUnearned Management Bonuses

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 5, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Hewlett-Packard Company (HPQ)
No. 2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Recoup Unearned Management Bonuses
Shareholder: Nick Rossi

Ladies and Gentlemen:

This is to address the new company claim of substantially implemented by action of its board in November 2005. It would seem that a claim now of substantially implemented would undercut the company[1]s previous claims of violating state law and the company's purported lack of power. Furthermore the company still holds on to its claims of violating state law and the company's purported lack of power.

The "Resolved" text of the proposal states:
"RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all

bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved and focus on those employees most responsible. This would include that all applicable employment agreements adopt enabling text in an expedited manner as soon as feasibly possible and/or retroactively."

Responding to this rule 14a-8 proposal text the company has now adopted "The HP Recoupment Policy" which states:
"In the event of a significant restatement of financial results, our Board will review all bonuses that were made to senior executive on the basis of having met or exceeded specific performance targets for performance periods beginning after December 31, 2005 which occur during the statement period.
If such bonuses would have been lower had they been calculated based on such restated results, the Board will, to the extent permitted by governing law, seek to recoup for the benefit of our company all such bonuses to senior executives whose fraud or misconduct resulted in such restatement, as determined by the Board. For purposes of this policy, the term "senior executive" means executive officers for purposes of the Securities Exchange Act of 1934, as amended, and the term "bonuses" means bonuses and awards under the Pay-for-Results Program and the Long-Term Performance Cash Program."

However this policy may be somewhat or more than somewhat contradictory, moot and bad policy for a number of reasons. For instance although all bonuses will be reviewed, claw-back will only apply to two-types of bonuses.

Also the rule 14a-8 proposal does not have the narrow definition of "executive officers for purposes of the Securities Exchange Act of 1934."
Since HP introduces specific bonuses in its policy with "bonuses and awards under the Pay-for-Results Program and the Long-Term Performance Cash Program" it would seem that at least each executives entitled to pay under these bonuses should be included under the HP policy.

Also this narrow definition of "executive officers" when added to the "as determined by the Board" clause and there is the potential that fraud could be blamed on a lower-level executive who would be exempt from any recoupment. Thus the more senior executives, who might share some blame, could still keep their bonuses.

Also the company is silent on whether executive contracts permit clawbacks. Again the "The HP Recoupment Policy" could be contradictory because of obstructing executive contract lauguage which could make The Policy moot. Executive contract language could drastically narrow the "extent permitted by governing law" to which The Policy would apply to.

Also The Policy is poor public policy because it would only apply to "senior executives whose fraud or misconduct resulted in such restatement." Thus executives, who would know of ongoing fraud, would be encouraged to keep silent because as long as they do not actively participate in the fraud they could receive an unearned bonus based on a colleague[1]s fraud. Also executives could be subtly encouraged to be careless because carelessness would not result in recoupment.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Amy Goodman <agoodman@gibsondunn.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 22, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated November 4, 2005

The proposal requests that the board adopt a policy that in the event of a significant restatement of financial results or significant extraordinary write-off, the board will review all performance-based bonuses and other awards made to senior executives during the restatement period and recoup all bonuses or awards to the extent that the performance targets were not achieved, and further provides that applicable employment agreements should adopt enabling text as soon as feasibly possible and/or retroactively.

We are unable to concur in your view that HP may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that HP may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that HP may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that HP may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that HP may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that HP may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that HP may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that HP may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Ted Yu
Special Counsel